Exhibit 99.1

INNEOVA Holdings Limited and Subsidiaries

Summary of Consolidated Financial and Other Data

	Six Months ended June 30,
	2025	2024

Revenue ($’000)	30,771	27,900
Income from operations ($’000)	1,102	1,799
Net income ($’000)	243	1,676

Net income per share ($)	0.02	0.19
Number of shares outstanding (’000)	16,170	9,000

●	Revenue increased by approximately $2.9 million or 10.3% to approximately $30.8 million for the six months ended June 30, 2025 from approximately $27.9 million for the six months ended June 30, 2024.
●	Income from operations decreased by approximately $0.7 million to approximately $1.1 million for the six months ended June 30, 2025 from approximately $1.8 million for the six months ended June 30, 2024.
●	Net income was approximately $0.2 million for the six months ended June 30, 2025 as compared approximately $1.7 million for the six months ended June 30, 2024.
●	Net income per share was $0.02 as of June 30, 2025, compared to $0.19 as of June 30, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2025 and 2024, our net revenue amounted to approximately $30.8 million and approximately $27.9 million, respectively, of which INNEOVA Automotive Division accounted for approximately $12.4 million for the six months ended June 30, 2025 and approximately $12.4 million for the six months ended June 30, 2024, INNEOVA Industrial Division accounted for approximately $15.4 million for the six months ended June 30, 2025 and approximately $15.5 million for the six months ended June 30, 2024, , INNEOVA Engineering Division accounted for approximately $2.8 million for the six months ended June 30, 2025 and approximately $Nil million for the six months ended June 30, 2024, and other (in the form of shipping charges) accounted for approximately $0.2 million for the six months ended June 30, 2025 and approximately $0.03 million for the six months ended June 30, 2024.

Our net income amounted to approximately $0.2 million and $1.7 million for the six months ended June 30, 2025 and 2024, respectively.

Revenue

As set forth in the following table, during the six months ended June 30, 2025 and 2024, our revenue was derived from the sale of products in our INNEOVA Automotive Division serving the automotive sector, our INNEOVA Industrial Division serving the industrial sector, our INNEOVA Engineering Division serving the industrial sector and Other as the provision of services (in the form of shipping charges):

	Six Months ended June 30,
	2025		2024
	$’000%		$’000%

Revenue
INNEOVA Automotive Division	12,394	40.3	12,373	44.3
INNEOVA Industrial Division	15,446	50.2	15,499	55.6
INNEOVA Engineering Division	2,730	8.9	-	-
Other (shipping charges)	201	0.6	28	0.1

Total	30,771	100.0	27,900	100.0

Our total revenue increased by approximately $2.9 million or 10.2% to approximately $30.8 million for the six months ended June 30, 2025, from approximately $27.9 million for the six months ended June 30, 2024. Such increase was mainly attributable to the acquisition the business segment under INNEOVA Engineering Division of approximately $2.7 million and Other of approximately $0.2 million.

The total revenue of our INNEOVA Automotive Division remained the same at $12.4 million for the six months ended June 30, 2025 and 2024.

The total revenue for our INNEOVA Industrial Division remained the same approximately $15.4 million and approximately $15.5 million for the six months ended June 30, 2025 and 2024.

The total revenue for our INNEOVA Engineering Division approximately $2.7 million for the six months ended June 30, 2025 due to the acquisition completed in 2025.

For the six months ended June 30, 2025 and 2024, our net income amounted to approximately $0.2 million and $1.7 million, respectively. The net income for the six months ended June 30, 2025 was mainly due to the decline in net profit margin in INNEOVA Automotive Division and INNEOVA Industrial Division.

For the six months ended June 30, 2025 and 2024, approximately 44.0% and 37.3% of our total revenue, respectively, was generated from our customers located in Singapore and approximately 6.3% and 10.9% of our total revenue, respectively, was generated from customers located in the Middle East. For the same periods, our revenue generated from customers located in other countries accounted for approximately 49.7% and 51.8% of our total revenue, respectively.

Revenue by geographical locations

During the six months ended June 30, 2025 and 2024, the customers for our INNEOVA Automotive Division products, INNEOVA Industrial Division products and INNEOVA Engineering Division services were mainly located in Singapore and the Middle East. The following table sets out a breakdown of our revenue by geographic location of our customers for the six months ended June 30, 2025 and 2024:

	Six Months ended June 30,
	2025		2024
	$’000%		$’000%

Singapore
INNEOVA Automotive Division	3,788	12.3	2,971	10.6
INNEOVA Industrial Division	7,168	23.3	7,446	26.7
INNEOVA Engineering Division	2,571	8.4	-	-

Total	13,527	44.0	10,417	37.3

	Six months ended June 30,
	2025		2024
	$’000%		$’000%

Middle East
INNEOVA Automotive Division	1,864	6.1	3,027	10.8
INNEOVA Industrial Division	74	0.2	26	0.1
INNEOVA Industrial Division	*	*	-	-

Total	1,938	6.3	3,053	10.9

	Six Months ended June 30,
	2025		2024
	$’000%		$’000%

Other Countries(1), individually less than 5%
INNEOVA Automotive Division	6,741	21.9	6,302	22.6
INNEOVA Industrial Division	8,204	26.7	8,100	29.0
INNEOVA Engineering Division	160	0.5	-	-
Other (shipping charges)	201	0.6	28	0.2

Total	15,306	49.7	14,430	51.8

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.

Singapore

The revenue in Singapore increased by approximately $3.1 million, the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the increase in revenue from the acquisition of INNEOVA Engineering Division.

The revenue for our INNEOVA Automotive Division increased by approximately $0.8 million, for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the increase in demand from local customers.

The revenue for our INNEOVA Industrial Division decreased by approximately $0.3 million, for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the decrease in demand from the local customers.

The revenue for our INNEOVA Engineering Division approximately $2.6 million for the six months ended June 30, 2025 due to the acquisition completed in 2025.

Middle East

The decrease in revenue in the Middle East by approximately $1.2 million for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the decrease in sale orders from our customers.

The revenue for our INNEOVA Automotive Division increased by approximately $1.2 million for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the increase in sale orders.

Other Countries

Revenues from other countries increased by approximately $0.9 million, which was primarily due to higher demand from new and recurring customers among various countries.

The revenue for INNEOVA Automotive Division increased by approximately $0.4 million, for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the decrease in demand from our customers from Malaysia, Indonesia, Hong Kong, Taiwan, South Korea, Australia and India.

The revenue for our INNEOVA Industrial Division increased by approximately $0.1 million, for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the increase in demand from our customers from Malaysia, Indonesia, Thailand, Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

The revenue for our INNEOVA Engineering Division approximately $0.2 million for the six months ended June 30, 2025 due to the acquisition completed in 2025.

The revenue for Other increased by approximately $0.2 million, for the six months ended June 30, 2025, as compared to the corresponding period ended June 30, 2024, which was primarily attributable to the increase in revenue resulted in the increase demand for freight costs.

Cost of revenue

During the six months ended June 30, 2025 and 2024, our Group’s cost of revenues was mainly comprised of purchasing finished products for resale. For the six months ended June 30, 2025 and 2024, our cost of revenue increased by approximately $2.7 million, or 12.4%, from approximately $22.1 million for the six months ended June 30, 2024 to $24.8 million for the six months ended June 30, 2025. This increase was primarily attributable to the inclusion of the completion of the acquisition of INNEOVA Engineering Division in 2025.

	Six Months ended June 30,
	2025		2024
	$’000%		$’000%

INNEOVA Automotive Division	9,770	39.3	9,788	44.3
INNEOVA Industrial Division	12,926	52.0	12,315	55.7
INNEOVA Engineering Division	2,149	8.7	-	-

Total	24,845	100.0	22,103	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the six months ended June 30, 2025 and 2024:

	Six Months ended June 30,
	2025		2024
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

INNEOVA Automotive Division	2,624	21.2	2,586	20.9
INNEOVA Industrial Division	2,520	16.3	3,183	20.5
INNEOVA Engineering Division	581	21.3	-	-
Services (shipping charges)	201	100.0	28	100.0

Total	5,926	19.3	5,797	20.8

Our total gross profit amounted to approximately $5.9 million and approximately $5.8 million for the six months ended June 30, 2025 and 2024, respectively. Our overall gross profit margins were approximately 19.3% and 20.8% for the six months ended June 30, 2025 and 2024, respectively. Our total gross profit increased slightly increased during the six months ended June 30, 2025 and 2024, which was due to the inclusion of INNEOVA Engineering Division in 2025.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended June 30, 2025 and 2024:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Promotion and marketing expenses	434	380
Transportation expenses	397	304

Total	831	684

Our selling and distribution expenses increased to approximately $0.8 million for the six months ended June 30, 2025 from approximately $0.7 million for the six months ended June 30, 2024, respectively due to the inclusion of the INNEOVA Engineering Division in 2025.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended June 30, 2025 and 2024:

	Six Months ended June 30,
	2025		2024
	$’000%		$’000%

Staff costs	2,495	62.5	2,368	71.4
Depreciation	396	9.9	224	6.8
Property and related expenses	288	7.2	286	8.6
Miscellaneous expenses	607	15.2	404	12.2
Legal and professional fees	194	4.9	28	0.8
Office supplies and upkeep expenses	13	0.3	4	0.2

Total	3,993	100.0	3,314	100.0

Our administrative expenses increased to approximately $4.0 million for the six months ended June 30, 2025 from approximately $3.3 million for the six months ended June 30, 2024, respectively due to the inclusion of the INNEOVA Engineering Division and the compliance costs in 2025.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group had increased to approximately $2.5 million for the six months ended June 30, 2025 from approximately $2.4 million for the six months ended June 30, 2024 due to the inclusion of the INNEOVA Engineering Division in 2025.

Depreciation expense is charged on our property, plant and equipment, which included (i) leasehold buildings; (ii) right-of-use assets; (iii) tools and equipment; (iv) furniture and fittings; (v) computer equipment; and (vi) motor vehicles.

Property and related expenses mainly represented property tax and related expenses in Singapore and listed company.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended June 30, 2025 and 2024:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Interest income	30	3
Interest expense	(705)	(521)
Government grant	29	45
Gain (loss) on disposal of property and equipment	10	(3)
Foreign exchange (loss) gain, net	(210)	372
Other income	73	91

Total	(773)	(13)

Interest expenses increased to approximately $0.7 million for the six months ended June 30, 2025 from approximately $0.5 million for the six months ended June 30, 2024 from our bank loans and financing facilities.

We reported approximately $0.2 million of net foreign exchange loss for the six months ended June 30, 2025 and approximately $0.4 million of net foreign exchange gain for the six months ended June 30, 2024.

Income Tax Expenses

During the six months ended June 30, 2025 and 2024, our income tax expense was comprised of our current tax expense and deferred tax for the period.

For the six months ended June 30, 2025, our income tax expense was approximately $0.09 million and our effective tax rate was 24.0% due to increased non-deductible expenses. The drop was due to the low net profits arrived from INNEOVA Automotive Division and INNEOVA Industrial Division.

For the six months ended June 30, 2024, our income tax expense was approximately $0.1 million and our effective tax rate was 6.2% due to decreased non-deductible expenses. Such increase in income tax expense was generally in line with the increase in our operating profit for the period.

Net Income

As a result of the foregoing, our net income amounted to approximately $0.2 million and $1.7 million for the six months ended June 30, 2025 and 2024, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Cash and cash equivalents as at beginning of the period	2,044	987

Net cash (used in) provided by operating activities	(301)	1,162
Net cash used in investing activity	(1,180)	(945)
Net cash provided by financing activities	777	140
Effect on exchange rate change on cash, cash equivalents and restricted cash	1,110	(210)

Net change in cash and cash equivalents	406	147

Cash and cash equivalents as at end of the period	2,450	1,134

Cash flows from operating activities

For the six months ended June 30, 2025, our net cash used in by operating activities was approximately $0.3 million, which primarily consisted of our net income of approximately $0.2 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.4 million, (ii) the provision for impairment of estimated credit losses of approximately $0.1 million, and (iii) the decrease in accounts receivable of approximately $0.6 million, (iv) the increase in accounts payables and accrued liabilities, and customer deposits of approximately $1.3 million and was partially offset (a) the increase in inventories of approximately $0.08 million, (b) the decrease in deposits, prepayments and other receivables of approximately $2.8 million (c) the decrease in tax payables of approximately $0.05 million.

For the six months ended June 30, 2024, our net cash provided by operating activities was approximately $1.2 million, which primarily consisted of our net income of approximately $1.7 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.2 million, and (ii) the decrease in inventories of approximately $1.1 million, (iii) the increase in tax provision of approximately $0.04 million, the increase in deposits, prepayments and other receivables of approximately $0.1 million and was partially offset (a) the increase in accounts receivable of approximately $1.8 million, (b) the decrease in accounts payables and accrued liabilities, and customer deposits of approximately $0.2 million.

Cash flows from investing activity

For the six months ended June 30, 2025, our net cash used in investing activities was approximately $1.2 million, which was primarily consisting of the purchase of property, plant and equipment of approximately $1.2 million.

For the six months ended June 30, 2024, our net cash used in investing activities was approximately $0.9 million, which was primarily consisting of the purchase of property, plant and equipment of approximately $0.9 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2025, our net cash generated from financing activities of approximately $0.8 million, which mainly consisted of the proceeds from bank loans of approximately $1.9 million, the repayment of lease liabilities of approximately $0.1 million and the repayment of balance with related parties of approximately of $2.0 million.

For the six months ended June 30, 2024, our net cash generated from financing activities of approximately $0.1 million, which mainly consisted of the proceeds from bank loans of approximately $1.6 million, the repayment of lease liabilities of approximately $0.2 million and the dividend payment of $1.3 million.

About INNEOVA Holdings Limited

INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings”) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms.

INNEOVA Automotive Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

INNEOVA Industrial Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

INNEOVA Engineering Division: We provide system lifecycle analysis and engineering services for infrastructure and mobility platforms to generate innovative and sustainable solutions for maximum uptime and optimal total cost of ownership for our customers. Driven by uptime, delivered through expertise.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.inneova.co.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “seeks,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and INNEOVA Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact:

INNEOVA Holdings Limited Contact:

Ivy Lee

Chief Financial Officer

Telephone +65 6383 7540

ivy.lee@soonaik.com